Exhibit 99.1

RADCOM LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

UNAUDITED

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2016	2015
ASSETS	Unaudited

CURRENT ASSETS:
Cash and cash equivalents	$25,527	$8,727
Restricted bank deposits	32	32
Trade receivables	2,674	3,684
Inventory	1,411	1,532
Other account receivables and prepaid expenses	2,043	2,087

Total current assets	31,687	16,062

SEVERANCE PAY FUND	3,341	3,181

OTHER LONG -TERM RECEIVABLES	589	508

PROPERTY AND EQUIPMENT, NET	616	384

Total assets	$36,233	$20,135

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	March 31,	December 31
	2016	2015
LIABILITIES AND SHAREHOLDERS' EQUITY	Unaudited

CURRENT LIABILITIES:
Trade payables	$1,223	$1,465
Employees and payroll accruals	3,034	2,533
Deferred revenues and advances from customers	13,935	931
Other accounts payable and accrued expenses	1,501	1,490

Total current liabilities	19,693	6,419

NON- CURRENT LIABILITIES:
Deferred revenues and advances from customers	72	197
Accrued severance pay	4,001	3,656

Total long-term liabilities	4,073	3,853

Total liabilities	23,766	10,272

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Share capital: Ordinary shares of NIS 0.20 par value: Authorized: 20,000,000 shares at March 31, 2016 and December 31, 2015; 8,781,478 and 8,674,717 shares issued and 8,745,446 and 8,638,685 shares outstanding at March 31, 2016 and December 31, 2015, respectively	377	372
Additional paid-in capital	71,451	70,270
Receipts on account of shares	417	-
Accumulated other comprehensive loss	(2,662)	(2,760)
Accumulated deficit	(57,116)	(58,019)

Total shareholders' equity	12,467	9,863

Total liabilities and shareholders' equity	$36,233	$20,135

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2016	2015
	Unaudited
Revenues:
Products	$5,879	$5,717
Services	668	637

	6,547	6,354

Cost of revenues:
Products	1,627	1,073
Services	66	65

	1,693	1,138

Gross profit	4,854	5,216

Operating expenses:
Research and development	1,836	1,638
Less - royalty-bearing participation	-	-

Research and development, net	1,836	1,638

Selling and marketing, net	1,527	2,041
General and administrative	871	641

Total operating expenses	4,234	4,320

Operating income	620	896

Financial income (expenses), net	289	(452)

Income before taxes on income	909	444

Taxes on income	6	7

Net income	$903	$437

Basic net income per Ordinary Share	$0.10	$0.05
Diluted net income per Ordinary Share	$0.10	$0.05

Weighted average number of Ordinary Shares used in computing basic net income per Ordinary Share	8,729,891	8,464,565

Weighted average number of Ordinary Shares used in computing diluted net income per Ordinary Share	9,307,539	9,039,676

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Three months ended March 31,
	2016	2015
	Unaudited

Net income	$903	$437

Other comprehensive income (loss):

Foreign currency translation adjustments	98	(910)

Other comprehensive income (loss)	98	(910)

Comprehensive income (loss)	$1,001	$(473)

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,
	2016	2015
	Unaudited

Cash flows from operating activities:
Net income	$903	$437
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	82	22
Share-based compensation and restricted share units	437	384
Change in:
Severance pay, net	185	89
Trade receivables	1,240	(3,182)
Other account receivables and prepaid expenses	120	(234)
Inventories	119	259
Trade payables	(471)	(432)
Employees and payroll accrued	495	(290)
Other accounts payable and accrued expenses	(254)	273
Deferred revenue and advances from customers	12,642	(69)

Net cash provided by (used in) operating activities	15,498	(2,743)

Cash flows used in investing activities:

Purchase of property and equipment	(83)	(25)

Net cash used in investing activities	(83)	(25)

Cash flows from financing activities:

Receipts on account of shares related to exercise of warrants	417	-
Exercise of options	749	71
Exercise of warrants	-	80

Net cash provided by financing activities	1,166	151

Foreign currency translation adjustments on cash and cash equivalents	219	(257)

Increase (decrease) in cash and cash equivalents	16,800	(2,874)
Cash and cash equivalents at beginning of the period	8,727	6,848

Cash and cash equivalents at end of the period	$25,527	$3,974

(a)	Non-cash investing activities:
	Purchase of property and equipment	$58	$-

(b)	Cash paid during the period for:
	Taxes on income	$6	$7

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
RADCOM Ltd. (the "Company") is an Israeli corporation which provides Service Assurance and Customer Experience Management solutions for Communication Service Providers (“CSP”). The Company's solutions support the CSPs’ ongoing needs to monitor their networks (fixed and mobile) and assure the delivery of a quality service to their subscribers; both on virtual (“NFV”) networks and non-virtual networks. The Company specializes in solutions for next-generation networks, including LTE, LTE-A, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. The Company’s comprehensive, carrier-grade solutions, are designed for big data analytics on terabit networks, and are used to enhance customer care management, network operations, engineering capabilities, network service management, network planning and marketing. The Company’s shares are listed on the NASDAQ Capital Market under the symbol RDCM.

In February 2014, the Company's MaveriQ solution, a software probe based solution, which replaced the OmniQ solution, a hardware-based solution, officially launched and started selling. Since 2015, the Company invests in major R&D efforts, which will be continued in the future, to develop its NFV solutions.

In December 2015, the Company signed a multi-year sales agreement for the sale of MaveriQ, to a leading North American Tier-1 telecom operator. During the three month period ended March 31, 2016, the Company recognized revenues in amount of $5,749 from such agreement. (see also Note 8d). In March 2016, the company received an initial payment of $18,000 pursuant to this agreement.

The Company has wholly-owned subsidiaries in the United States, Brazil and India that are primarily engaged in the sales, marketing and customer support of the Company's products in North America, Brazil and India.

b.
The Company has an accumulated deficit of $57,116 as of March 31, 2016. The Company has managed its liquidity during this time through a series of cost reduction initiatives, including reduction in workforce and private placement transactions. In addition, the Company's net cash provided by operating activities during the three month period ended March 31, 2016 was $15,498. The Company believes that its existing capital resources and expected cash flows from operations will be adequate to satisfy its expected liquidity requirements at least for the next 12 months.

c.
On March 29, 2016, a “shelf” registration statement covering public offering of, from time to time, an aggregate of up to $50,000 of the Company's ordinary shares in one or more offerings was filed with the Securities and Exchange Commission ("SEC").

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

d.
In December 2014, one of the Company's customers (the "customer") in Latin America sent a termination announcement to the agreement between the parties, claiming for refund all amounts previously paid and damages. On August 30, 2015, the Company sent to the customer a counter notice and rejected completely all the customer's claims. The Company currently concludes that no potential loss with respect to the claim to refund or damages is considered probable. See also Note 1c to the Company’s audited financial statements as of December 31, 2015.

e.	During the three month period ended March 31, 2016, 88% of the total consolidated revenues of the Company were derived from one customer.

NOTE 2:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and the standards of the Public Company Accounting Oversight Board for interim financial information. Accordingly, they do not include all the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals, except as otherwise indicated) considered necessary for a fair presentation of the Company's consolidated financial position as of March 31, 2016, consolidated results of operations and consolidated cash flows for the period of three months ended March 31, 2016 and 2015, have been included. The results for the period of three months ended March 31, 2016, are not necessarily indicative of the results that may be expected for the year to end on December 31, 2016.

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual consolidated financial statements of the Company as disclosed in the Company's Annual Report on Form 20-F for the period ended December 31, 2015 filed with the SEC on March 29, 2016, are applied consistently in these unaudited interim consolidated financial statements.

Recently issued accounting standards:

On March 30, 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in ASU 2016-09 affect all entities that issue share-based payment awards to their employees and involve multiple aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period. The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	INVENTORY

	March 31,	December 31,
	2016	2015
	Unaudited

Raw materials	$95	$126
Finished products (*)	1,316	1,406

	$1,411	$1,532

(*)	Includes amounts of $404 and $373 at March 31, 2016 and December 31, 2015, respectively, with respect to inventory delivered to customers but for which revenue recognition criteria have not been met.

NOTE 5:-           COMMITMENTS AND CONTINGENCIES

Royalty commitments:

The Company receives research and development grants from the Office of the Chief Scientist ("OCS"). In consideration for the research and development grants received from the OCS, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. If the Company will not generate sales of products developed with funds provided by the OCS, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable at the rate of 3.5% from the time of commencement of sales of all of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, plus interest at LIBOR rate.

As of March 31, 2016, the Company's total outstanding commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $42,001.

Royalty expenses relating to the OCS grants included in cost of revenues during the three month periods ended March 31, 2016 and 2015 were $229 and $222, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	SHAREHOLDERS' EQUITY

a.
On April 3, 2013, the Company approved a new Share Option Plan (the "2013 Share Option Plan"). The 2013 Share Option Plan provides for grants options to purchase Ordinary Shares. These options are granted pursuant to the 2013 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company. In accordance with Section 102 of the Income Tax Ordinance (New Version) - 1961, the Company's Board of Directors (the "Board") elected the "Capital Gains Route".

On March 3, 2016, the Board resolved to increase the number of outstanding shares reserved under the 2013 Share Option Plan, from 750,000 to 1,250,000.

b.
On February 19, 2015, the Board adopted an amendment to the 2013 Share Option Plan pursuant to which the Company may grant options to purchase its ordinary shares, restricted shares and restricted share units ("RSUs") to its employees, directors, consultants and contractors. The 2013 Share Option Plan expires on April 2, 2023.

c.
During the three months ended March 31, 2016, the Board approved the grant of 28,000 RSUs to certain employees. Such RSUs have vesting schedules of one or four years over four or sixteen equal quarterly installments, respectively, commencing as of the effective date of the grant.

d.	The following is a summary of the Company's stock options activity for the three months ended March 31, 2016:

	Number of options(in thousands)	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2015	856,986	$7.75	3.28	$6,157
Granted	-	-
Exercised	(98,261)	7.63
Expired & Forfeited	(2,500)	10.04

Outstanding at March 31, 2016	756,225	$7.75	3.18	$4,539

Vested and expected to vest at March 31, 2016	756,225	$7.75	3.18	$4,539

Exercisable at March 31, 2016	653,100	$7.29	2.98	$4,198

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	SHAREHOLDERS' EQUITY (Cont.)

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last day of the first quarter of 2016 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on March 31, 2016. This amount is impacted by the changes in the fair market value of the Ordinary Shares.

e.	RSUs under the Radcom plan are as follows for the three month period ended March 31, 2016:

	Number of RSUs	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2015	15,500	0.1	$231
Granted	28,000
Vested	(8,500)
Cancelled & forfeited	-

Outstanding at March 31, 2016	35,000	0.05	$479

Vested and expected to vest at March 31, 2016	35,000	0.05	$479

f.	As of March 31, 2016, stock options under the 2013 Share Option Plan are as follows for the periods indicated:

	Options outstanding at March 31, 2016			Options exercisable at March 31, 2016
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

1.87 - 1.95	3,550	1.89	0.63	3,550	1.89	0.63
2.56 - 4.86	220,300	3.56	2.42	200,300	3.60	2.31
5.0 – 9.64	200,625	6.06	3.23	199,250	6.03	3.22
10.49 – 14.52	331,750	11.63	3.68	250,000	11.33	3.36

	756,225			653,100

g.	The weighted average fair value of RSUs granted during the three months ended March 31, 2016 was $13.15. No options have been granted during the three months ended March 31, 2016.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	SHAREHOLDERS' EQUITY (Cont.)

h.	Share-based compensation and RSUs expenses:

As of March 31, 2016, there are $490 of total unrecognized company cost related to non-vested share-based compensation and RSUs that are expected to be recognized over a weighted average period of 0.56 years.

i.	The total compensation cost related to all of the Company’s equity-based awards, recognized during the three months ended March 31, 2016 and 2015 (unaudited) was comprised as follows:

	Three months ended March 31,
	2016 *)	2015 *)
	Unaudited

Cost of revenue	$14	$9
Research and development, net	171	165
Selling and marketing, net	20	91
General and administrative	232	119

	$437	$384

*)	Including $143 and $0 compensation cost related to RSUs for the three month periods ended March 31, 2016 and 2015, respectively.

j.	Warrants:

The Company's outstanding warrants to investors and rights as of March 31, 2016 are as follows:

Issuance date	Outstanding and exercisable	Exercise price	Exercisable through
April 24, 2013	135,537	3.49	July 2, 2016
April 24, 2013	175,448*	3.49	May 5, 2016

*)  On February 29, 2016, the Company received $417 from the exercise of 119,474 warrants to purchase 119,474 of the Company's Ordinary Shares; as of March 31, 2016, the 119,474 Ordinary Shares have not been issued and the $417 has been recorded as a receipt on account of shares. Subsequent to the Balance Sheet date, the 119,474 Ordinary Shares issued and an additional 55,974 warrants were exercised to purchase 55,974 of the Company's Ordinary Shares for additional total consideration of $195.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial expenses (income), net:

	Three months ended March 31
	2016	2015
	Unaudited

Financial income:
Foreign currency translation adjustments	$281	$43
Interest from banks	$96	$34

	377	77

Financial expenses:
Interest and bank charges	(5)	(6)
Foreign currency translation adjustments	(83)	(523)

	(88)	(529)

Financial income (expenses), net	$289	$(452)

b.	Net income per share:

The following table sets forth the computation of basic and diluted net income per share:

	Three months ended March 31
	2016	2015
	Unaudited
Numerator:

Numerator for basic net income per share	$903	$437

Effect of dilutive securities:
Option and warrants issued to grantees and investors, respectively	-	-

Numerator for dilutive net income per share	$903	$437

Denominator:

Denominator for dilutive net income per share - weighted average number of ordinary shares	8,729,891	8,464,565

Effect of dilutive securities:
Outstanding options and warrants	577,648	575,111

Denominator for diluted net income per share - adjusted weighted average number of ordinary shares	9,307,539	9,039,676

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.
The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company are also principal shareholders of affiliates known as the RAD-BYNET Group. The Company's transactions with related parties are carried out on an arm's-length basis.

1.
The Company was a party to a distribution agreement with Bynet Electronics Ltd. ("BYNET"), a related party, giving BYNET the exclusive right to distribute the Company's products in Israel.

Revenues related to this distribution agreement are included in Note 8f below as "revenues". These revenues aggregated for a total amount of $0 and $62 for the three months ended March 31, 2016 and 2015, respectively.

2.
Certain premises occupied by the Company and its U.S. subsidiary are rented from related parties. The U.S. subsidiary also sub-leases certain premises to a related party. The aggregate net amounts for lease payments for the three months ended March 31, 2016 and 2015 were $6 and $6, respectively.

b.
In January 2012, the Company entered into a consulting agreement ("Agreement") with a consultant who is also the life partner of one of the Company's controlling shareholders and the Company's former Chairman of the Board. Based on the key terms of the Agreement, the consultant provided advisory services to the Company’s management with respect to business operations for a monthly amount which equaled the average monthly salary of employees in Israel, plus Israeli Value Added Tax. The Agreement was expired in January 2013 but was extended through September 10, 2015 (see also Note 8c). During the three months ended March 31, 2015, the Company recorded expenses incurred under this Agreement in the amount of $11. No expenses have been recorded during the three months ended March 31, 2016 under this Agreement (see also Note 8c).

c.
On December 30, 2015, the Company's shareholders approved the replacement of the Company's Chairman of the Board with one of the Company's Directors who is also the life partner of the former Chairman and controlling shareholders to assume the position of Active Chairwoman as of September 10, 2015 for a fixed monthly salary. During the three months ended March 31, 2016, the Company recorded salary expenses for acting as an Active Chairwoman in the amount of $ 25.

d.
In 2015, the Company entered into a material contract for the sale of MaveriQ with subsidiaries of Amdocs Limited, a company with limited liability under the laws of the Island of Guernsey (“Amdocs”), pursuant to which the Company received an initial payment of $18,000 in March 2016. The Company’s controlling shareholder and director serves as a director of Amdocs. During the three months ended March 31, 2016, the Company recognized revenues in amount of $5,749 from such agreement. (see also Note 1a).

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

e.	Balances with related parties:

	March 31,	December 31,
	2016	2015
	Unaudited
Assets:

Trade receivables	$95	$2

Liabilities:

Trade payables	$162	$184
Other account payables and accrued expenses	$16	$16
Advance from customer	$12,459	$-

f.	Transactions with related parties:

	Three months ended March 31,
	2016	2015
	Unaudited

Revenues	$5,751	$62

Expenses:
Cost of sales	$36	$10

Operating expenses:
Research and development, net	$37	$64
Sales and marketing, net	$30	$29
General and administrative	$41	$16